UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 23)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

December 30, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 78,874,106
		8	Shared Voting Power 0
		9	Sole Dispositive Power 78,874,106
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 65.4%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Golden Meditech Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 78,874,106
		8	Shared Voting Power 0
		9	Sole Dispositive Power 78,874,106
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 65.4%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Bio Garden Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 29,736,465
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 29,736,465
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,736,465
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Yuen Kam
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 29,772,843
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 29,772,843
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,772,843
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.7%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 23 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. and Yuen Kam.

This Amendment No. 23 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015, May 8, 2015, July 27, 2015, August 6, 2015, August 26, 2015, October 26, 2015, November 3, 2015, November 5, 2015, November 13, 2015, November 30, 2015, December 7, 2015, January 7, 2016, September 1, 2016 and October 31, 2016 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.      Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 30, 2016, Golden Meditech, GM Stem Cells and Nanjing Xinjiekou entered into agreements to terminate the GM Sale Agreement, the Minority Share Sale Agreement and the Profit Compensation Agreement (each, a “GM Termination Agreement” and collectively, the “GM Termination Agreements”), pursuant to which (a) the parties have agreed to terminate the GM Sale Agreement, the Minority Share Sale Agreement and the Profit Compensation Agreement and (b) each party has agreed to release the other parties from all claims that such party may have against the other parties under the GM Sale Agreement, the Minority Share Sale Agreement and the Profit Compensation Agreement. Each GM Termination Agreement will come into effect upon the satisfaction of certain conditions specified therein, including: (i) Golden Meditech having obtained the approvals of its shareholders and board of directors to enter into such GM Termination Agreement; (ii) GM Stem Cells having obtained the approval of its board of directors to enter into such GM Termination Agreement; and (iii) solely with respect to the agreement to terminate the Minority Share Sale Agreement, Nanjing Xinjiekou having obtained the approval of its board of directors to enter into such agreement.

Concurrently with the execution of the GM Termination Agreements, GM Stem Cells, Golden Meditech and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership) (“Nanjing Ying Peng”) have entered into a share purchase agreement (the “GM New Sale Agreement”), pursuant to which GM Stem Cells has agreed to sell to Nanjing Ying Peng and Nanjing Ying Peng has agreed to acquire from GM Stem Cells the GM Shares. Under the GM New Sale Agreement, the purchase price for the GM Shares will be RMB5,764 million (the “Purchase Price”) and settled by Nanjing Ying Peng in cash through the payment to GM Stem Cells in RMB and/or other currencies equivalent.

The GM New Sale Agreement will come into effect upon the satisfaction of certain conditions specified therein, including: (a) Golden Meditech having obtained the approval of its shareholders to proceed with the sale and purchase of the GM Shares; (b) Golden Meditech having obtained the approvals of the Hong Kong Stock Exchange and other relevant regulatory authorities to proceed with the sale and purchase of the GM Shares, if applicable; (c) both the agreement to terminate the GM Sale Agreement and the agreement to terminate the Profit Compensation Agreement having come into effect; and (d) Golden Meditech and GM Stem Cells having obtained all requisite consents from third parties to proceed with the sale and purchase of the GM Shares.

The completion of the sale and purchase of the GM Shares is conditional upon, among other things, (a) for a period commencing from December 30, 2016 and ending on the date the sale and purchase of the GM Shares is completed (the “Completion Date”), the Company having conducted its businesses normally, and there being no material adverse change to the shareholding structure, financial status or substantial assets of the Company; (b) Nanjing Ying Peng having maintained its valid existence, having the power and capacity to sign the GM New Sale Agreement and perform its obligations thereunder, having fully disclosed its equity structure, partnership agreement, certificate of fund manager registration and fund filing certificate and completed its fundraising for payment of the Purchase Price, and there being no material adverse change to its financial status or funding arrangements; and (c) Nanjing Ying Peng having obtained the approvals as required by its partnership agreement to proceed with the sale and purchase of the GM Shares.

Pursuant to the GM New Sale Agreement, Nanjing Ying Peng will deposit cash in an amount equal to the Purchase Price (the “Escrow Fund”) into a bank account opened by a PRC company wholly owned by Golden Meditech and designated by GM Stem Cells and co-managed by GM Stem Cells and Nanjing Ying Peng (the “GM Escrow Account”) following the execution of the GM New Sale Agreement. Subject to the GM New Sale Agreement having become effective and the conditions precedent to the completion of the sale and purchase of the GM Shares as described above having been satisfied or waived, GM Stem Cells will be entitled to request the Escrow Fund to be transferred to its non-escrow account, and upon GM Stem Cells’ receipt of the Escrow Fund in its non-escrow account, Nanjing Ying Peng will be entitled to complete the acquisition of the GM Shares; provided, however, that if Nanjing Ying Ping completes the requisite procedures in connection with its payment of the Purchase Price to GM Stem Cells’s designated non-escrow account (the “Requisite Procedures”) within a certain prescribed time period, GM Stem Cells will be obligated to cooperate with Nanjing Ying Peng to return the Escrow Fund in full to a bank account opened by Nanjing Ying Peng and co-managed by Nanjing Ying Peng and GM Stem Cells (the “Nanjing Escrow Account”), and upon the receipt of the Escrow Fund in the Nanjing Escrow Account, Nanjing Ying Peng and GM Stem Cells will proceed with the completion of the sale and purchase of the GM Shares. In addition, if (i) the GM New Sale Agreement does not come into effect within one year following its execution (or any other time period as otherwise agreed by the parties), or (ii) the GM New Sale Agreement has come into effect but is terminated by Nanjing Ying Peng as a result of GM Stem Cells’ breach, Nanjing Ying Peng will be entitled to request the Escrow Fund to be returned to its non-escrow account. If the GM New Sale Agreement has come into effect but is then terminated by GM Stem Cells as a result of Nanjing Ying Peng’s breach, GM Stem Cells will be entitled to recover its losses by deducting the equivalent amount from the Escrow Fund and then will be obligated to return the remaining portion of the Escrow Fund to Nanjing Ying Peng.

In connection with establishing the Escrow Fund, (a) GM Stem Cells has agreed to execute a share charge with Nanjing Ying Peng pursuant to which GM Stem Cells will, within 10 business days of the later of the date on which the GM New Sale Agreement comes into effect and the date on which the Escrow Fund is deposited in the GM Escrow Account, grant a charge over the GM Shares in favor of Nanjing Ying Peng to secure its obligations under the Escrow Fund, including its obligations to indemnify Nanjing Ying Peng against all losses arising from any misappropriation of the Escrow Fund by GM Stem Cells (the “GM Share Charge”); (b) Nanjing Ying Peng has also agreed to execute a share charge pursuant to which Nanjing Ying Peng will, upon acquiring the GM Shares and its receipt of the Escrow Fund in the Nanjing Escrow Account, grant a charge over the GM Shares in favor of GM Stem Cells to secure its obligations to pay the Purchase Price and to indemnify GM Stem Cells against all losses arising from its failure to fulfil such payment obligations (the “Nanjing Share Charge’); and (c) Bio Garden and Nanjing Ying Peng have entered into a Memorandum of Understanding on December 30, 2016 (the “Bio Garden MOU”), pursuant to which Bio Garden has agreed to procure GM Stem Cells (i) to grant the GM Share Charge and (ii) not to unilaterally appropriate the Escrow Fund before the grant of the GM Share Charge, in each case, in accordance with the GM New Sale Agreement. The GM Share Charge will be released: (x) immediately before the completion of the sale and purchase of the GM Shares (subject to the completion having occurred under the GM New Sale Agreement), in the event that the Requisite Procedures are not completed in time, (y) upon the receipt of the Escrow Fund in full in the Nanjing Escrow Account, in the event that the Requisite Procedures are completed in time, or (z) upon the return of the Escrow Fund to Nanjing Ying Peng as described in the immediately preceding paragraph.

The GM New Sale Agreement may be terminated by GM Stem Cells under certain circumstances as specified therein, including but not limited to the following: (a) any material breach of the GM New Sale Agreement by Nanjing Ying Peng and its failure to remedy the breach within a prescribed period after receiving written notice from the non-breach party; (b) the failure by Nanjing Ying Peng to satisfy the applicable conditions precedent within 90 days of the date on which the GM New Sale Agreement comes into effect or such other date as agreed by the parties (the date which falls on the 90th day or such other date is referred to as the “Long Stop Date”); (c) the failure by Nanjing Ying Peng to deposit the Escrow Fund into the GM Escrow Account within the prescribed period following the execution of the GM New Sale Agreement; (d) the failure by Nanjing Ying Peng to deliver undertakings provided by Sanpower (“Sanpower Guarantee”) and Mr. Yafei Yuan (“Mr. Yuan Guarantee”) on December 30, 2016, respectively, to guarantee Nanjing Ying Peng’s performance of its obligations under the GM New Sale Agreement in favor of GM Stem Cells; and (e) the failure of Nanjing Ying Peng to provide its partnership agreement evidencing the expiration of a certain “cooling-off” period as specified therein. The GM New Sale Agreement may also be terminated by Nanjing Ying Peng in the event of any material breach of the GM New Sale Agreement by GM Stem Cells and its failure to remedy the breach within a prescribed period after receiving written notice from the non-breach party or the failure by GM Stem Cells to satisfy the applicable conditions precedent by the Long Stop Date. Upon certain termination circumstances as described above, the non-defaulting party will be entitled to receive a termination fee of US$30 million from the defaulting party.

On December 30, 2016, GM Stem Cells and Nanjing Ying Peng also entered into a profit compensation agreement (the “New Profit Compensation Agreement”) pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Ying Peng with respect to the financial performance of the Company for each of the calendar years ending 31 December 2016, 2017 and 2018  (the “Guaranteed Period”) and to provide compensation to Nanjing Ying Peng under certain circumstances in the event that the Company does not meet the aggregate net profit targets specified in the New Profit Compensation Agreement by the end of the Guaranteed Period, subject to a cap of RMB2,500 million.

Concurrently with the execution of the GM New Sale Agreement, Golden Meditech and Sanpower also entered into a second supplementary agreement to the Earnest Money Agreement (the “Second Supplementary Agreement”) pursuant to which Golden Meditech has agreed to return the Earnest Money to Sanpower within three business days of the earlier of (a) the date on which GM Stem Cells receives the Purchase Price from Nanjing Ying Peng, and (b) the date on which the Escrow Fund is paid to the non-escrow account of GM Stem Cells, in each case, in accordance with the GM New Sale Agreement.

The description of the GM Termination Agreements, the GM New Sale Agreement, the New Profit Compensation Agreement, the Second Supplementary Agreement, the Bio Garden MOU, Sanpower Guarantee and Mr. Yuan Guarantee in this Item 3 is qualified in its entirety by reference to the complete text of the English translations of such documents, copies of which are attached hereto as Exhibits 38, 39, 40, 41, 42, 43, 44, 45 and 46, respectively, and are incorporated by reference in their entirety into this Item 3. The description of the GM Share Charge and the Nanjing Share Charge in this Item 3 is also qualified in its entirety by reference to the complete text of such documents, copies of which are attached hereto as Exhibits 47 and 48 and are incorporated by reference in their entirety into this Item 3.

Item 4.      Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Since the submission of the Proposal to the Board, Golden Meditech has been in discussions with the special committee of independent directors of the Company regarding the Transaction, including the terms and conditions of the Transaction. No agreement has been reached regarding the Transaction and there is no assurance that any definitive agreement will be entered into or that the Transaction or any other transaction will be consummated.

The description of the GM Termination Agreements, the GM New Sale Agreement, the New Profit Compensation Agreement, the Second Supplementary Agreement, the Bio Garden MOU, Sanpower Guarantee, Mr. Yuan Guarantee, the GM Share Charge and the Nanjing Share Charge in Item 3 is incorporated herein by reference in its entirety.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the GM Termination Agreements, the GM New Sale Agreement, the New Profit Compensation Agreement, the Second Supplementary Agreement, the Bio Garden MOU, Sanpower Guarantee, Mr. Yuan Guarantee, the GM Share Charge and the Nanjing Share Charge in Item 3 is incorporated herein by reference in its entirety.

 Item 7.     Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description

Exhibit 38	Agreement to Terminate GM Sale Agreement, dated as of December 30, 2016, by and among Golden Meditech, GM Stem Cells and Nanjing Xinjiekou
Exhibit 39	Agreement to Terminate Minority Share Sale Agreement, dated as of December 30, 2016, by and among Golden Meditech, GM Stem Cells and Nanjing Xinjiekou
Exhibit 40	Agreement to Terminate Profit Compensation Agreement, dated as of December 30, 2016, by and between GM Stem Cells and Nanjing Xinjiekou
Exhibit 41	Share Purchase Agreement, dated as of December 30, 2016, by and among Golden Meditech, GM Stem Cells and Nanjing Ying Peng
Exhibit 42	Profit Compensation Agreement, dated as of December 30, 2016, by and between GM Stem Cells and Nanjing Ying Peng
Exhibit 43	The Second Supplementary Agreement to the Earnest Money Agreement, dated as of December 30, 2016, by and between Golden Meditech and Sanpower
Exhibit 44	Memorandum of Understanding, dated as of December 30, 2016, by and between Bio Garden and Nanjing Ying Peng
Exhibit 45	Sanpower Guarantee, dated as of December 30, 2016, entered into by Sanpower in favor of GM Stem Cells
Exhibit 46	Mr. Yuan Guarantee, dated as of December 30, 2016, entered into by Mr. Yafei Yuan in favor of GM Stem Cells
Exhibit 47	Form of GM Share Charge, to be entered into by GM Stem Cells in favor of Nanjing Ying Peng
Exhibit 48	Form of Nanjing Share Charge, to be entered into by Nanjing Ying Peng in favor of GM Stem Cells

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2016

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

	By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

	By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

	By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam